UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On April 27, 2023, the Registrant filed in Australia its notice that it had completed its previously announced share buyback of small parcel holdings (holdings of Mobilicom Ltd. shares listed on the Australian Securities Exchange) (the “Share Buyback Completion Notice”), as required by the laws and regulations of Australia. Attached hereto and incorporated herein is the Registrant’s Share Buyback Completion Notice.

EXHIBIT INDEX

Exhibit No.
99.1	Share Buyback Completion Notice, as filed with the Australian Securities Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: April 27, 2023	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

2